Talisman Declares Dividend On Common Shares

CALGARY, Alberta – April 8, 2015 – Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) announced today that the company has declared a dividend on the company's common shares of US$0.1125 per share. The dividend will be paid on April 29, 2015 to shareholders of record at the close of business on April 20, 2015.

This is the dividend which was previously anticipated to be declared prior to completion of the company's arrangement transaction with Repsol S.A. The completion of the arrangement remains subject to the receipt of required regulatory approvals and other customary closing conditions. The completion of the arrangement is still anticipated to occur in the second quarter of 2015.

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:                                                                                     Shareholder and Investor Inquiries:
Brent Anderson                                                                                                           Phoebe Buckland
Manager, Corporate Communications                                                                     Senior Analyst, Investor Relations
Phone: 403-237-1912                                                                                                   Phone:   403-237-1657
Email: tlm@talisman-energy.com                                                                               Email: tlm@talisman-energy.com

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